SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

7 March, 2005

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                         DESCRIPTION

99.1                                                                                                 Director Shareholding announcement dated 7 March 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 7 March, 2005                                                                                                                                Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

                                                              SCHEDULE 11

                                     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company
Cambridge Antibody Technology

2)  Name of director
Peter Chambre

3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As in 2 Above

4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
As in 2 above

5)  Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
As in 2 above

6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Market purchase of 3,541 shares to be held as "Invested Shares" under Executive Incentive Plan

7)  Number of shares/amount of
    stock acquired
3,541

8)  Percentage of issued class
0.007%

9)  Number of shares/amount
    of stock disposed
None

10) Percentage of issued class
None

11) Class of security
Ordinary 10 pence shares

12) Price per share
£7.06

13) Date of transaction
4 March 2005

14) Date company informed
4 March 2005

15) Total holding following this notification
26,090

16) Total percentage holding of issued class following this notification
0.05%

If a director has been granted options by the company please complete the following boxes

17) Date of grant
4 March 2005

18) Period during which or date on which exercisable
4 March 2008 to 3 March 2011

19) Total amount paid (if any) for grant of the option
Nil

20) Description of shares or debentures involved: class, number
10,623 Ordinary 10 pence shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
10 pence per share subject to Award

22) Total number of shares or debentures over which options held following this notification
343,566 of which:
206,974 are Options under Company Share Option Plan
 92,510 are Restricted Share Awards under Executive Incentive Plan
 44,082 are Matching Shares under Executive Incentive Plan

23) Any additional information
Awards granted under the Executive Incentive Plan are subject to performance conditions

24) Name of contact and telephone number for queries
Justin Hoskins: 01223 898589

25) Name and signature of authorised company official responsible for making this notification
Diane Mellett
Date of Notification 7 March 2005

                                                              SCHEDULE 11

                                     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company
Cambridge Antibody Technology

2)  Name of director
Diane Mellett

3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As in 2 Above

4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
As in 2 above

5)  Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
As in 2 above

6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Market purchase of 495 shares to be held as "Invested Shares" under Executive Incentive Plan

7)  Number of shares/amount of
    stock acquired
495

8)  Percentage of issued class
0.001%

9)  Number of shares/amount
    of stock disposed
None

10) Percentage of issued class
None

11) Class of security
Ordinary 10 pence shares

12) Price per share
£7.06

13) Date of transaction
4 March 2005

14) Date company informed
4 March 2005

15) Total holding following this notification
15,062

16) Total percentage holding of issued class following this notification
0.029%

If a director has been granted options by the company please complete the following boxes

17) Date of grant
4 March 2005

18) Period during which or date on which exercisable
4 March 2008 to 3 March 2011

19) Total amount paid (if any) for grant of the option
Nil

20) Description of shares or debentures involved: class, number
1,485 Ordinary 10 pence shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
10 pence per share subject to Award

22) Total number of shares or debentures over which options held following this notification
112,786 of which:
76,874 are Options under Company Share Option Plan
31,901 are Restricted Share Awards under Executive Incentive Plan
 4,011 are Matching Shares under Executive Incentive Plan

23) Any additional information
Awards granted under the Executive Incentive Plan are subject to performance conditions

24) Name of contact and telephone number for queries
Justin Hoskins: 01223 898589

25) Name and signature of authorised company official responsible for making this notification
Diane Mellett
Date of Notification 7 March 2005

                                                              SCHEDULE 11

                                     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company
Cambridge Antibody Technology

2)  Name of director
John Aston

3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As in 2 Above

4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
As in 2 above

5)  Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
As in 2 above

6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Market purchase of 3,541 shares to be held as "Invested Shares" under Executive Incentive Plan at £7.06
Exercise of options over 25,000 shares at £2.87 and 9,964 shares at £2.42 of which 22,273 shares were sold at £7.00 and 12,691 were retained.

7)  Number of shares/amount of
    stock acquired
38,505

8)  Percentage of issued class
0.075%

9)  Number of shares/amount
    of stock disposed
22,273

10) Percentage of issued class
0.043%

11) Class of security
Ordinary 10 pence shares

12) Price per share
See 6 above

13) Date of transaction
4 March 2005

14) Date company informed
4 March 2005

15) Total holding following this notification
59,962

16) Total percentage holding of issued class following this notification
0.12%

If a director has been granted options by the company please complete the following boxes

17) Date of grant
4 March 2005

18) Period during which or date on which exercisable
4 March 2008 to 3 March 2011

19) Total amount paid (if any) for grant of the option
Nil

20) Description of shares or debentures involved: class, number
10,623 Ordinary 10 pence shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
10 pence per share subject to Award

22) Total number of shares or debentures over which options held following this notification
125,733 of which:
51,087 are Options under Company Share Option Plan
57,765 are Restricted Share Awards under Executive Incentive Plan
16,881 are Matching Shares under Executive Incentive Plan

23) Any additional information
Awards granted under the Executive Incentive Plan are subject to performance conditions

24) Name of contact and telephone number for queries
Justin Hoskins: 01223 898589

25) Name and signature of authorised company official responsible for making this notification
Diane Mellett
Date of Notification 7 March 2005

END